ICARUS RT

Icarus RT, Inc. (the “Company”) a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant’s Review Report

Years ended September 30, 2019 & 2020

Mongio & Associates CPAs LLC

Tax - Accounting - Advisory

Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Icarus RT, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of September 30th, 2019 & 2020 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years and months then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
October 27, 2021

Vincenzo Mongio

Icarus RT. Inc.
Statement of Financial Position

	Year Ended September 30,	
	2020	**2019**
ASSETS		
Current Assets		
Cash and Cash Equivalents	376	7,756
Grant Receivable	75,000	-
Total Current Assets	75,376	7,756
Non-current Assets		
Machinery and Equipment, net of Accumulated Depreciation	5,100	5,236
Other Assets	12	12
Total Non-Current Assets	5,112	5,248
TOTAL ASSETS	80,488	13,004
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accrued Payroll	15,000	-
Loan from **Related Party**	9,430	-
PPP Loan	110,750	-
Total Current Liabilities	135,180	-
Long-term Liabilities		
Related Party - Convertible Notes	999,158	727,500
Total Long-Term Liabilities	999,158	727,500
TOTAL LIABILITIES	1,134,338	727,500
EQUITY		
Common Stock	63	42
Additional Paid in Capital	466,659	194,905
Accumulated Deficit	(1,520,572)	(909,443)
Total Equity	(1,053,850)	(714,496)
TOTAL LIABILITIES AND EQUITY	80,488	13,004

Icarus RT. Inc.
Statement of Operations

	Year Ended September 30,	
	2020	**2019**
Revenue	-	-
Cost of Sales	-	-
Gross Profit	-	-
Operating Expenses		
Salaries	271,657	220,000
Payroll	223,194	-
Consulting	74,895	12,135
Taxes & Licenses	53,147	1,823
Job Supplies	43,281	14,179
Professional Fees	32,573	6,782
Office Expenses	16,752	551
Insurance	14,708	806
General & Administrative	13,044	15,254
Rent & Lease	8,295	-
Advertising and Marketing	3,712	475
Travel	3,096	1,198
Depreciation	2,156	1,921
Utilities	2,119	935
Total Operating Expenses	762,629	276,059
Operating Income (loss)	(762,629)	(276,059)
Other Income		
Grant Income	142,500	-
Other	9,000	-
Total Other Income	151,500	-
Net Income (loss)	(611,129)	(276,059)

Icarus RT. Inc.
Statement of Cash Flows

	Year Ended September 30, 2020	2019
OPERATING ACTIVITIES		
Net Income (Loss)	(611,129)	(276,059)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	2,156	1,921
Grant Receivable	(75,000)	-
Accrued Payroll	15,000	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(57,844)	1,921
Net Cash provided by (used in) Operating Activities	(668,973)	(274,138)
INVESTING ACTIVITIES		
Machinery & Equipment	(2,020)	
Net Cash provided by (used by) Investing Activities	(2,020)	-
FINANCING ACTIVITIES		
Issuance of Common Stock	21	-
Loan from MGA	9,430	-
PPP Loan	110,750	-
Investments	271,754	61,906
Founder Debt	271,658	220,000
Net Cash provided by (used in) Financing Activities	663,613	281,906
Cash at the beginning of period	7,756	(12)
Net Cash increase (decrease) for period	(7,380)	7,768
Cash at end of period	376	7,756

Icarus RT, Inc.
Statement of Changes in Shareholder Equity

	Common Stock					
	# of Shares Amount	**$ Amount**	**APIC**	**Accumulated Deficit**	**Total Shareholder Equity**
Beginning Balance at 10/1/18	359,660	$ 36	$ 123,500	(623,879)	(500,343)
Issuance of Common Stock	60,000	$ 6	$ -	-	6
Additional Paid in Capital	-	$ -	$ 61,900	-	61,900
Net Income (Loss)	-	$ -	$ -	(276,059)	(276,059)
Ending Balance 9/30/2019	419,660	$ 42	$ 185,400	(899,938)	(714,496)
Issuance of Common Stock	210,000	$ 21	$ -	-	21
Additional Paid in Capital	-	$ -	$ 271,754	-	271,754
Net Income (Loss)	-	$ -	$ -	(611,129)	(611,129)
Ending Balance 9/30/2020	629,660	$ 63	$ 457,154	(1,511,067)	(1,053,850)

Icarus RT, Inc
Notes to the Unaudited Financial Statements
September 30th, 2020
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Icarus RT, Inc ("the Company") was formed in Delaware on October 28th, 2016. The Company plans to earn revenue by providing low-cost power boosting systems for existing and/or new solar PV panel installations. The Company's headquarters is in San Diego, California. The Company's customers will be located in the United States.

The Company will conduct a crowdfunding campaign under regulation CF in 2021 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on September 30. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606,"Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for September 30th, 2020.

A summary of the Company's property and equipment is below.

Property Type	Useful Life (in years)	Cost	Accumulated Depreciation	Disposals	Book Value as of 9/30/2020
Machinery & Equipment	5	11,624	6,524	-	5,100
Grand Total	**-**	**11,624**	**6,524**	**-**	**5,100**

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Income Taxes

The Company is subject to Corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. Due to the recently enacted Tax Cuts and Jobs Act, any NOLs will be limited to 80% of taxable income generated in future years.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, “Related Party Disclosures,” for the identification of related parties and disclosure of related party transactions.

During the year ended September 30th, 2020, the Company had outstanding accounts payable in the amount of $9,430 for services performed by an owner’s company. The balance is non-interest bearing and due on demand.

See also Note 5 which outlines the related party convertible notes.

NOTE 4 – CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

NOTE 5 – DEBT

Convertible Notes - The Company has entered into several convertible note agreements for the purposes of funding operations. The interest on the notes were 6%. The amounts are to be repaid at the demand of the holder prior to conversion with maturities in 2023. The notes are convertible into shares of the Company’s common stock during a change of control or qualified financing event.

PPP Loan – The company entered into a Paycheck Protection Program (PPP) loan for $110,750 which was non-interest bearing and an expectation of forgiveness after required documentation is submitted.

Debt Principal Maturities 5 Years Subsequent to 2020

Year	Amount
2021	-
2022	-
2023	999,158
2024	-
2025	-
Thereafter	-

NOTE 6 – EQUITY

The Company has authorized 10,000,000 of common shares with a par value of $0.0001 per share. 419,660 and 629,660 shares were issued and outstanding as of 2019 and 2020, respectively.

Common stockholders are entitled to one vote and can receive dividends at the discretion of the boards of directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to September 30, 2020 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through October 27, 2021, the date these financial statements were available to be issued. No events require recognition or disclosure.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses every year since inception and may continue to generate losses.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods. Note: this disclosure assumes there is no significant doubt about the entity's ability to continue as a going concern.